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SECU … COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 04 2014

Washington DC 405

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-~~25976~~ 67069 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATM USA, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





AB 3/28

# OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATM USA, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CATERINA MELCHIONNA
NOTARY PUBLIC, State of New York
No. 01ME6021196
Qualified in New York County
Commission Expires 09/06/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

# ATM USA, LLC

**Statement of Financial Condition**
**December 31, 2013**

# ATM USA, LLC
## Index
## December 31, 2013

Page(s)

pwc

# Independent Auditor's Report

To the Members and Board of Managers of
ATM USA, LLC:

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2013.

### *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# ATM USA, LLC
## Statement of Financial Condition
## December 31, 2013

*(in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,492 |
| Receivable from brokers and dealers | | 274 |
| Other assets | | 10 |
| Total assets | | 1,776 |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Payable to related parties | $ | 233 |
| Accounts payable, accrued expenses and other liabilities | | 102 |
| Total liabilities | | 335 |
| Commitments and contingencies (Note 6) | | |
| Members' equity | | 1,441 |
| Total liabilities and members' equity | $ | 1,776 |

The accompanying notes are an integral part of this financial statement.

### 1. Organization

ATM USA, LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a provider of global, multi-asset class algorithmic execution trading models to other broker dealers. The Company, a Delaware single member limited liability company is a wholly owned subsidiary of Cowen Financial Technology LLC ("CFTL"), which is a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent").

### 2. Summary of Significant Account Policies

***Basis of Presentation***
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates***
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***
Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated at one financial institution.

***Contingencies***
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

***Income Taxes***
The Company is disregarded for income tax purposes and joins in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. For financial accounting purposes, the Company recognizes taxes based on its separate company taxable amount as if it operated on a stand-alone basis and filed a separate return with the taxing authorities. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Company and other members of CGI's consolidated group. Under this policy, members of CGI's consolidated group that utilize net operating losses of other members of the consolidated group compensate such loss members for the losses utilized. The Company records such compensation as contribution from Parent, consistent with guidance under ASC 740 that applies to Companies not part of a formal tax sharing agreement.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. If applicable, a valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

**Accounting Developments**
*Recently issued accounting pronouncements*

In July 2013, the FASB issued guidance which was directed to eliminate the disparity in practice for the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exist. The guidance requires an entity to present the unrecognized tax benefit as a reduction to the deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward with certain exceptions. The guidance is effective prospectively for reporting periods beginning after December 15, 2013 for all unrecognized tax benefits that exist at the effective date. Early adoption and retrospective application is also permitted. The Company is currently evaluating the impact of this guidance on the Company's financial condition and results of operations.

## 3. Regulatory Reporting

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2013, the Company had net capital of approximately $1.2 million, which was approximately $0.9 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(i), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers.

**Significant Customers Risk**
Three customers accounted for approximately 97% of its commissions receivable at December 31, 2013, which is included in receivable from brokers and dealers in the statement of financial condition.

## 4. Related Party Transactions

The Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. At December 31, 2013, the Company has a related party balance of $0.2 million with CSC which is included in payable to related parties in the statement of financial condition. At December 31, 2013, the Company has a receivable from Cowen of $0.1 million which is included in receivable from brokers and dealers in the statement of financial condition.

## 5. Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 17,725,000 shares of common stock. Stock options granted generally vest over two to five year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued generally vest over two to five year periods.

The Company accounts for its share-based awards as payment for employee services in accordance with GAAP and values such awards based on fair value methods at the grant date. In accordance with these standards, unearned compensation associated with share-based awards is amortized over the vesting period of the option or award. The Company estimates forfeiture for equity-based awards that are not expected to vest.

**Restricted Shares and Restricted Stock Units Granted to Employees**
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2013:

| | Nonvested Restricted Shares and Stock Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| **Balances at beginning of year** | - | $ - |
| Granted | 4,790 | 2.50 |
| Vested | - | - |
| Cancelled | - | - |
| Forfeited | - | - |
| **Balances at end of year** | 4,790 | $ 2.50 |

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

## 6. Commitments and Contingencies

In the ordinary course of business, the Company, affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and related parties) may be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings could assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these legal action and proceedings could include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve any litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated potential adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

## 7. Receivable from Brokers and Dealers

Receivable from brokers and dealers were $0.3 million at December 31, 2013, which consisted of commissions generated by the customers' use of the algorithmic software of $0.1 million and cash at broker of $0.2 million. The commissions are payable monthly and are based upon the customers' trading volume. Due to the short term nature of the receivable amounts, the carrying value approximates fair value.

## 8. Income Tax

The Company is a disregarded entity for US income tax purposes with and is a member of the CGI consolidated tax group. Hence, the taxable results of the Company's operations are included in the consolidated federal, state, and local tax returns of CGI.

The Company has an informal tax sharing policy with members of the CGI consolidated tax group and as the Company's entire taxable income was offset by losses generated by other members of the CGI consolidated tax group, consistent with guidance under ASC 740 that applies to companies not part of a formal tax sharing agreement.

For the year ended December 31, 2013, the effective tax rate of 17.3% differs from the statutory rate of 35% primarily due to a change in the valuation allowance and state and local taxes.

For tax years from 2009 up to its acquisition in 2012 by Cowen, the Company was taxed as a partnership under U.S. tax rules and is subject to examination by federal, state and local tax authorities where it had significant operations. For the portion of 2012 following its acquisition by Cowen and for 2013, the Company is subject to examination by the same authorities as part of the CGI consolidated tax group. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, the Company or consolidated tax groups of which it is a member are not undergoing any examination by taxing authorities for any open tax years of the Company. Further, management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2013.

## 9. Subsequent Event

The Company has evaluated events through February 24, 2014 and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statements.